As filed with the Securities and Exchange Commission on May 28, 2004 Registration Statement No. 333-
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM S-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Delaware (State or other jurisdiction of incorporation or organization)
Conexant Systems, Inc.
(Exact name of registrant as specified in its charter)
100 Schulz Drive
Red Bank, New Jersey 07701
(732) 345-7500
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

25-1799439 (I.R.S. Employer Identification No.)
DENNIS E. O'REILLY, ESQ.
Senior Vice President,
Chief Legal Officer and Secretary
Conexant Systems, Inc.
4000 MacArthur Boulevard, West Tower
Newport Beach, California 92660-3095
(949) 483-4600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

 Copy to:
PETER R. KOLYER, ESQ.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 408-5100

Approximate date of commencement of proposed sale to the public:   From time to time after this registration statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ____________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ____________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee

Common Stock, par value $.01 per share (including the associated Preferred Share Purchase Rights)	5,839,520 (2)	$4.10	$23,942,032	$3,034

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The price per share and the aggregate offering price are based upon the average of the high and low sales prices of the registrant’s common stock on May 21, 2004, as reported on The Nasdaq Stock Market, Inc. National Market System.

(2)	Represents the number of shares of the registrant’s common stock, including the associated preferred share purchase rights, that are currently deliverable upon conversion of outstanding 5-1/4% Convertible Subordinated Notes due 2006 of GlobespanVirata, Inc., a wholly-owned subsidiary of the registrant. Pursuant to Rule 416 under the Securities Act, this registration statement also registers such additional number of shares of the registrant’s common stock, including the associated preferred share purchase rights, as may be delivered from time to time upon conversion of the notes as a result of the antidilution provisions relating to the notes.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MAY 28, 2004

PROSPECTUS

Conexant Systems, Inc.

5,839,520 Shares of Common Stock
Deliverable Upon Conversion of
5-1/4% Convertible Subordinated Notes due 2006
of GlobespanVirata, Inc.

                 On February 27, 2004, we completed the merger of Concentric Sub, Inc., our wholly-owned subsidiary, with and into GlobespanVirata, Inc., with GlobespanVirata surviving as a wholly-owned subsidiary of ours. Pursuant to the terms of the indenture dated as of May 11, 2001 and the first supplemental indenture dated as of February 27, 2004, between GlobespanVirata and The Bank of New York (successor to United States Trust Company of New York), as trustee, Conexant common stock was substituted for GlobespanVirata common stock deliverable upon conversion of GlobespanVirata’s $130,000,000 aggregate principal amount of 5-1/4% convertible subordinated notes due 2006 and the conversion price of the notes was adjusted.

                 This prospectus may be used by us to deliver shares of our common stock upon conversion of the notes.

                 The holders of the notes may convert all or any portion of the notes in multiples of $1,000 into our common stock at a conversion price of $22.262 per share, subject to adjustment in certain events. Our common stock is traded on the Nasdaq National Market under the symbol “CNXT”. On May 27, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $4.86 per share.

                 We will not receive any proceeds from the delivery of our common stock upon conversion of the notes.

                 INVESTING IN CONEXANT COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

                 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2004

i

OUR COMPANY

                 We design, develop and sell semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for use in broadband communications applications that enable high-speed transmission, processing and distribution of audio, video, voice and data to and throughout homes and business enterprises worldwide. Our access solutions connect people through personal communications access products such as personal computers (PCs), set-top boxes and game consoles to audio, video, voice and data services over wireless and wire line broadband connections as well as over dial-up Internet connections. Our central office solutions are used by service providers to deliver high-speed audio, video, voice and data services over copper telephone lines to homes and businesses around the globe. In addition, our media processing products enable the capture, display, storage, playback and transfer of audio and video content in applications throughout home and small office environments.

                 Our principal executive offices are located at 100 Schulz Drive, Red Bank, New Jersey 07701 and our telephone number is (732) 345-7500.

RISK FACTORS

                 Our business, financial condition and operating results can be impacted by a number of factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

                 You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

                 Unless the context otherwise indicates, as used in this section, the terms “Conexant” and “GlobespanVirata” refer to the separate businesses of Conexant Systems, Inc. and GlobespanVirata, Inc., respectively, as they were conducted for periods prior to the completion of the merger of Conexant and GlobespanVirata on February 27, 2004. References to “we”, “us”, “our”, “the combined company” and other similar terms refer to the combined Conexant and GlobespanVirata business from and after the completion of the merger.

                 References in this section to Conexant’s fiscal year refer to the fiscal year ending on the Friday nearest September 30 of each year and references to GlobespanVirata’s fiscal year refer to the fiscal year ending December 31 of each year.

Each of Conexant and GlobespanVirata has recently incurred substantial losses.

                 Conexant’s net revenues in fiscal 2003 were $600.0 million compared to $521.7 million in fiscal 2002 and $541.7 million in fiscal 2001. Although Conexant had income from continuing operations of $23.6 million in fiscal 2003, it incurred losses from continuing operations of $143.8 million in fiscal 2002 and $660.9 million in fiscal 2001. Including discontinued operations, Conexant incurred net losses of $705.3 million in fiscal 2003, $880.8 million in fiscal 2002, and $1.4 billion in fiscal 2001. GlobespanVirata’s net revenues for fiscal 2003 were $379.1 million compared to $228.9 million in fiscal 2002 and $264.9 million in fiscal 2001. GlobespanVirata also had losses from continuing operations of $49.6 million in fiscal 2003, $636.9 million in fiscal 2002 and $372.0 million in fiscal 2001. Including discontinued operations, GlobespanVirata incurred net losses of $59.3 million in fiscal 2003, $655.0 million in fiscal 2002, and $377.5 million in fiscal 2001.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

                 The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in the revenues and results of operations of Conexant and GlobespanVirata. Conexant and

GlobespanVirata experienced these cyclical fluctuations in their businesses in the past and we may experience cyclical fluctuations in the future.

                 Demand for our products in each of the communications electronics end-markets which we address is subject to a unique set of factors, and a downturn in demand affecting one market may be more pronounced, or last longer, than a downturn affecting another of our markets.

We are subject to intense competition.

                 The communications semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor providers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of expected growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us. Many of our competitors have certain advantages over us, such as significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

                 We believe that the principal competitive factors for semiconductor suppliers in our addressed markets are:

•	time-to-market;

•	product quality, reliability and performance;

•	level of integration;

•	price and total system cost;

•	compliance with industry standards;

•	design and engineering capabilities;

•	strategic relationships with customers;

•	customer support;

•	new product innovation; and

•	access to manufacturing capacity.

We cannot assure you that we will be able to successfully address these factors.

                 Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers’ purchasing decisions. Accordingly, it is possible that new competitors or alliances could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

Our success depends on our ability to timely develop competitive new products and reduce costs.

                 Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

•	our ability to anticipate customer and market requirements and changes in technology and industry standards;

•	our ability to accurately define new products;

•	our ability to timely complete development of new products and bring our products to market on a timely basis;

•	our ability to differentiate our products from offerings of our competitors; and

•	overall market acceptance of our products.

                 We cannot assure you that we will have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products. Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

                 In addition, prices of established products may decline, sometimes significantly and rapidly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive. If we are unable to reduce manufacturing costs in response to declines in selling prices for our products, it will lead to declines in gross margins for such products.

We may not be able to keep abreast of the rapid technological changes in our markets.

                 The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

•	rapid technological developments;

•	rapid changes in customer requirements;

•	frequent new product introductions and enhancements;

•	short product life cycles with declining prices over the life cycle of the products; and

•	evolving industry standards.

                 Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

                 Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. While we have entered into employment agreements with some of our key personnel, we cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

                 We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of our key personnel, including Armando Geday, our Chief Executive Officer, F. Matthew Rhodes, our President, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

If OEMs of communications electronics products do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

                 Our products are not sold directly to the end-user but are components of other products. As a result, we rely on OEMs of communications electronics products to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these “design wins”. Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, it or its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

                 Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. The lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

                 Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 40% of Conexant’s net revenues for fiscal 2003, whereas GlobespanVirata’s sales were primarily to OEM customers. We routinely purchase inventory based on estimates of end-market demand for our customers’ products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

We are dependent upon third parties for the manufacture, assembly and test of our products.

                 We are entirely dependent upon outside wafer fabrication facilities (known as foundries), including Jazz Semiconductor, Inc., in which we hold a minority interest. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. If the semiconductor industry experiences a shortage of wafer fabrication capacity in the future, we may experience delays in shipments or increased manufacturing costs.

                 There are significant risks associated with our reliance on third-party foundries, including:

•	the lack of assured wafer supply, potential wafer shortages and higher wafer prices;

•	limited control over delivery schedules, manufacturing yields, production costs and product quality; and

•	the unavailability of, or delays in obtaining, access to key process technologies.

                 Although we have a long-term supply arrangement with Jazz to obtain external wafer manufacturing capacity, the foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than we. If we choose to use a new foundry, it typically takes several months to redesign our products for the process technology and intellectual property cores of the new foundry and to complete the qualification process before we can begin shipping products from the new foundry.

                 We are also dependent upon third parties, including Skyworks Solutions, Inc., for the assembly and test of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks as are described above with respect to our reliance on outside wafer fabrication facilities.

                 Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a “last time buy” program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of wafer fabrication processes on which we rely may adversely affect our revenues and our customer relationships.

                 The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers’ manufacturing facilities are located near major earthquake fault lines in California, Mexico and the Asia-Pacific region. In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers’ requirements and have a material adverse effect on our operating results.

                 In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers’ demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

Our success depends, in part, on our ability to effect suitable investments, alliances and acquisitions.

                 Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. On an ongoing basis, we review investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

        Moreover, if we consummate such transactions, they could result in:

•	issuances of equity securities dilutive to our existing shareholders;

•	large initial one-time write-offs of in-process research and development;

•	the incurrence of substantial debt and assumption of unknown liabilities;

•	the potential loss of key employees from the acquired company;

•	amortization expenses related to intangible assets; and

•	the diversion of management's attention from other business concerns.

                 Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

We may have difficultly integrating businesses we acquire. In particular, we may be unable to integrate successfully the operations of Conexant and GlobespanVirata and realize the full cost savings we anticipate.

                 Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful.

                 The merger of Conexant and GlobespanVirata involves the integration of two companies that previously operated independently. The difficulties of combining the operations of the companies include:

•	the challenge of effecting integration while carrying on an ongoing business;

•	the necessity of coordinating geographically separate organizations;

•	retaining and integrating personnel with diverse business backgrounds;

•	retaining existing customers and strategic partners of each company; and

•	implementing and maintaining consistent standards, controls, procedures, policies and information systems.

                 The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two operations could have an adverse effect on our business, results of operations or financial condition. We cannot assure you that the economies of scale and operating efficiencies that we expect to result from the merger will be realized within the time periods contemplated or at all.

We face a risk that capital needed for our business will not be available when we need it.

                 We believe that our existing sources of liquidity together with cash expected to be generated from product sales will be sufficient to fund our operations, research and development, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case and we may need to obtain alternate sources of financing in the future. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

                 In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

We are subject to the risks of doing business internationally.

                 Approximately 90% of Conexant’s net revenues for fiscal 2003 and approximately 92% of GlobespanVirata’s net revenues for fiscal 2003 were from customers located outside the United States, primarily in the Asia-Pacific region and Europe. In addition, we have design centers and suppliers located outside the United States, including the Skyworks assembly and test facility in Mexico and assembly and test service providers and foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	changes in legal or regulatory requirements;

•	difficulty in obtaining distribution and support;

•	the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

•	tax laws; and

•	limitations on our ability under local laws to protect our intellectual property.

                 Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales.

                 From time to time, we may enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

Our operating results may be negatively affected by substantial quarterly and annual fluctuations and market downturns.

                 The revenues, earnings and other operating results of Conexant and GlobespanVirata fluctuated in the past and our revenues, earnings and other operating results may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	seasonal customer demand;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers' products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product and technology introductions by competitors;

•	changes in the mix of products we develop and sell;

•	fluctuations in manufacturing yields;

•	availability and cost of products from our suppliers;

•	intellectual property disputes; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

                 The foregoing factors are difficult to forecast, and these as well as other factors could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock and other securities.

The value of our common stock may be adversely affected by market volatility.

                 The trading price of our common stock fluctuates significantly and may be influenced by many factors, including:

•	our operating and financial performance and prospects;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry and markets in which we operate;

•	our inclusion in, or removal from, any equity market indices;

•	the level of research coverage of our common stock;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

                 In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our ability to use, make, sell, export or import our products or one or more components comprising our products.

                 The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of infringing technology;

•	expend significant resources to develop non-infringing technology; or

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

                 We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times we incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, Conexant and GlobespanVirata engaged in litigation to enforce their intellectual property rights, to protect their trade secrets or to determine the validity and scope of proprietary rights of others, including their customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

•	any existing or future patents will not be challenged, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

                 Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

We may be liable for penalties under environmental laws, rules and regulations, which could adversely impact our business.

                 Conexant’s former manufacturing operations used a variety of chemicals and were subject to a wide range of environmental protection regulations in the United States and Mexico. In connection with Conexant’s spin-off from Rockwell International Corporation (now Rockwell Automation, Inc.) in December 1998, Conexant assumed all liabilities in respect of environmental matters related to the former operations of its business. We have been designated as a potentially responsible party and are engaged in groundwater remediation at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Conexant. In addition, we are engaged in remediations of groundwater contamination at Conexant’s former Newport Beach, California wafer fabrication facility. We currently estimate the remaining costs for these remediations to be approximately $3.3 million and have accrued for these costs as of September 30, 2003.

                 In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. While Conexant and GlobespanVirata have not experienced any material adverse effects on their operations as a result of such regulations, we cannot assure you that the costs that might be required to complete remedial actions, if any, will not have a material adverse effect on our business, financial condition and results of operations.

We may be limited in the future in the amount of NOLs that we can use to offset taxable income.

                 As of September 30, 2003, Conexant had approximately $1 billion of U.S. federal income tax net operating loss, or NOL, carryforwards that can be used to offset taxable income in subsequent years. The NOL carryforwards are scheduled to expire at various dates through 2024. Section 382 of the Internal Revenue Code could limit the future use of some or all of the NOL carryforwards if the ownership of our common stock changes by more than 50 percentage points in certain circumstances over a three-year testing period. Based on information known to us, we have not undergone such a change of ownership and the merger of Conexant and GlobespanVirata did not constitute a change of ownership, although the shares of our common stock issued in the merger will be taken into account in any change of ownership computations. Direct or indirect transfers of our common stock, when taken together with the shift in ownership resulting from the merger, could result in a change of ownership that would trigger the section 382 limitation. If such an ownership change occurs, section 382 would limit our use of NOL carryforwards in each subsequent taxable year to an amount equal to a federal long-term tax-exempt rate published by the Internal Revenue Service at the time of the ownership change, multiplied by our fair market value at such time; any unused annual limitation amounts may also be carried forward. The merger resulted in a change of ownership of GlobespanVirata and the future use of GlobespanVirata’s NOL carryforwards are subject to the section 382 limitation (or further limitation in the case of NOL carryforwards already subject to limitation as a result of previous transactions) based on the fair market value of GlobespanVirata at the time of the merger.

Provisions in our organizational documents and rights agreement and Delaware law may make it difficult for someone to acquire control of us.

                 We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with Mellon Investor Services LLC, as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareholders;

•	a prohibition on shareholder action by written consent;

10

•	a requirement that shareholders provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

•	elimination of the right of shareholders to call a special meeting of shareholders; and

•	a fair price provision.

                 Our rights agreement gives our shareholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

                 In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested shareholder during the three-year period following the time that such shareholder becomes an interested shareholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the shareholder becoming an interested shareholder or specified shareholder approval requirements are met.

USE OF PROCEEDS

                 We will not receive any proceeds from the delivery of our common stock upon conversion of the notes.

PRICE RANGE OF COMMON STOCK

                 Our common stock trades on the Nasdaq National Market under the symbol “CNXT”. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated.

	High	Low
Fiscal year ended September 30, 2002:
First quarter	$ 18.11	$ 6.57
Second quarter	$ 16.51	$ 9.21
Third quarter(1)	$ 13.63	$ 1.03
Fourth quarter	$ 2.74	$ 1.03
Fiscal year ended September 30, 2003:
First quarter	$ 2.35	$ 0.53
Second quarter	$ 2.09	$ 1.20
Third quarter(2)	$ 4.75	$ 1.49
Fourth quarter	$ 6.77	$ 4.02
Fiscal year ending September 30, 2004:
First quarter	$ 6.42	$ 4.64
Second quarter	$ 7.85	$ 5.16
Third quarter (through May 27, 2004)	$ 6.70	$ 3.72

(1)	Sales prices for Conexant common stock beginning in the third fiscal quarter of 2002 reflect the completion of the spin-off and merger of our wireless communications business with Alpha Industries, Inc. to form Skyworks Solutions, Inc. As a result of this transaction, Conexant shareholders received 0.351 shares of Skyworks common stock for each Conexant share held and continued to hold their Conexant shares.

(2)	Sales prices for Conexant common stock beginning in the third fiscal quarter of 2003 reflect the completion of the spin-off of Mindspeed Technologies, Inc. by Conexant. As a result of this transaction, Conexant shareholders received one share of Mindspeed common stock for every three Conexant shares held and continued to hold their Conexant shares.

                 On May 27, 2004 the last reported sale price for our common stock on the Nasdaq National Market was $4.86 per share. As of April 30, 2004 there were approximately 45,000 holders of record of our common stock.

DIVIDEND POLICY

                 We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

CONVERSION OF THE NOTES

                 The notes were issued by GlobespanVirata under an indenture dated as of May 11, 2001 between GlobespanVirata and The Bank of New York (successor to United States Trust Company of New York), as trustee. In connection with the merger of our wholly-owned subsidiary with and into GlobespanVirata on February 27, 2004, GlobespanVirata and the trustee executed the first supplemental indenture, pursuant to which Conexant common stock was substituted for GlobespanVirata common stock for purposes of the conversion provisions of the indenture and the conversion price of the notes was adjusted.

                 The term “GlobespanVirata” in this section refers solely to GlobespanVirata and does not include Conexant or any subsidiaries of GlobespanVirata or Conexant. The term “you” in this section refers to record holders of notes in registered form or owners of beneficial interests in a global note held by The Depository Trust Company, or DTC, as the context may require.

                 GlobespanVirata issued $130,000,000 aggregate principal amount of the notes on May 11, 2001 in a private placement. The notes:

•	bear interest at an annual rate of 5-1/4%, payable semi-annually on May 15 and November 15 to holders of record at the close of business on the preceding May 1 or November 1, respectively;

•	mature on May 15, 2006, unless earlier converted or redeemed;

•	are convertible, at your option, into Conexant common stock, as described below;

•	are redeemable, at GlobespanVirata's option beginning on May 20, 2004 and at your option under certain circumstances;

•	are unsecured general obligations of GlobespanVirata and are subordinate in right of payment to certain other indebtedness; and

•	are issued only in multiples of $1,000.

                 You are entitled at any time before the close of business on May 15, 2006, subject to prior redemption, to convert all or any portion of a note, in multiples of $1,000, into Conexant common stock. The conversion price is $22.262 per share, subject to adjustment as described below. Except as described below, GlobespanVirata will not make any payment or other adjustment on conversion of any notes for accrued interest or for dividends on Conexant common stock.

                 If you convert any notes during the period from, but excluding, a record date for any interest payment date to, but excluding, the interest payment date, you must provide GlobespanVirata with funds equal to the interest payable on that interest payment date on the principal amount being converted unless those notes have been called for redemption on a redemption date that occurs during that period or those notes are to be redeemed in connection with a fundamental change on a repurchase date that occurs during that period. If you convert any notes during that period and those notes have been called for redemption on a redemption date that occurs during that period or those notes are to be redeemed in connection with a fundamental change on a repurchase date that occurs during that period, those notes will be deemed to have been redeemed and you will be entitled to interest on those notes.

        We will not deliver fractional shares of Conexant common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing price of Conexant common stock on the last business day prior to the date of conversion.

                 Conversion rights on notes called for redemption will expire at the close of business on the business day preceding the redemption date unless GlobespanVirata defaults in the payment of the redemption price. If you exercise your option to require redemption upon a fundamental change, you may convert your note only if you withdraw your election to require redemption in accordance with the terms of the indenture.

                 The conversion price will be adjusted in certain events, including, among others:

(a) the issuance of Conexant common stock as a dividend or distribution on Conexant common stock;

(b) the issuance to all holders of Conexant common stock of certain rights or warrants to purchase Conexant common stock;

(c) certain subdivisions and combinations of Conexant common stock; and

    (d)    the distribution to all holders of Conexant common stock of capital stock (other than Conexant common stock) or evidences of indebtedness of GlobespanVirata or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to in clauses (a) and (b) above or paid in cash.

                 No adjustment in the conversion price will be required unless it would change the conversion price by at least 1%. Any adjustment that would otherwise be required will be carried forward and taken into account in any future adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Conexant common stock or any securities convertible into or exchangeable for Conexant common stock or carrying the right to purchase any of the foregoing.

DESCRIPTION OF CAPITAL STOCK

                 The following description of our capital stock includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation, as amended, and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

                 We are authorized to issue (1) 1,000,000,000 shares of common stock, par value $.01 per share, of which 463,324,125 shares of common stock were outstanding as of April 30, 2004 and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated 5,000,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see “Conexant Rights Plan”. The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareholders is not so required, our board of directors may determine not to seek shareholder approval.

                 Certain of the provisions described under this section entitled “Description of Capital Stock” could have the effect of discouraging transactions that might lead to a change of control of Conexant.

                 Our restated certificate of incorporation and by-laws:

•	establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

•	require shareholders to provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

•	preclude shareholders from acting by written consent without a meeting of shareholders; and

•	preclude shareholders from calling a special meeting of shareholders.

Common Stock

                 Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See “Dividend Policy”.

                 Each holder of shares of common stock will be entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our restated certificate of incorporation provides that, unless otherwise determined by our board of directors, no holder of shares of common stock will have any right to purchase or subscribe for any stock of any class that we may issue or sell.

                 Mellon Investor Services LLC is the transfer agent and registrar for our common stock. Mellon’s address is 85 Challenger Road, Ridgefield Park, New Jersey 07606, and its telephone number is (800) 853-1954.

Preferred Stock

                 Our restated certificate of incorporation permits us to issue up to 25,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our shareholders. Our board of directors has designated 5,000,000 shares of our preferred stock as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the liquidation preference, if any;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the restrictions on the issuance of shares of the same series or any other class or series; and

•	the voting rights, if any, of the shares of the series.

                 Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

                 For a description of our Series A Junior Participating Preferred Stock, see “— Conexant Rights Plan”.

Certain Provisions of Our Restated Certificate of Incorporation and By-Laws

                 Our restated certificate of incorporation and by-laws contain various provisions intended to (1) promote the stability of our shareholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over, which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

                 Pursuant to our restated certificate of incorporation, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes. Each class consists as nearly as possible of one-third of the directors. Directors elected by shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2005, 2006 and 2007. The term of the successors of each such class of directors expires three years from the year of election.

                 Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

                 Our restated certificate of incorporation and by-laws provide that a special meeting of shareholders may be called only by a resolution adopted by a majority of the entire board of directors. Shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our restated certificate of incorporation provides that any action taken by our shareholders must be effected at an annual or special meeting of shareholders and may not be taken by written consent instead of a meeting. Our by-laws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of our shareholders.

                 Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our restated certificate of incorporation with respect to:

•	the election of directors;

•	the right to call a special shareholders' meeting;

•	the right to act by written consent;

•	amending our restated certificate of incorporation; or

•	the right to adopt any provision inconsistent with the preceding provisions.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareholders of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

Conexant Rights Plan

                 Each outstanding share of our common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

                 Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20 percent or more of our outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an acquiring person, following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of our outstanding common stock, the earlier of such dates being called the rights distribution date, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of our common stock.

                 The rights agreement provides that, until the preferred share purchase rights are no longer attached to our common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

•	the preferred share purchase rights will be transferred with and only with shares of our common stock;

•	certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference; and

•	the transfer of any shares of our common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to our common stock, separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to our common stock and the separate certificates alone will evidence preferred share purchase rights.

                 In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the date the rights separate from our common stock and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the date the rights separate from our common stock, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the date the rights separate from our common stock, and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made instead of the issuance thereof.

                 Preferred share purchase rights will not be exercisable until the date the rights separate from our common stock. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

                 The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock;

•	upon the grant to holders of shares of Series A junior preferred stock of rights, options or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock; or

•	upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

                 The number of one two-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to our common stock.

                 We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of our common stock. These rights will be protected by customary antidilution provisions.

                 Because of the nature of the Series A junior preferred stock’s dividend, liquidation and voting rights, the value of each one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights should approximate the value of one share of common stock.

                 In the event that any person or group of affiliated or associated persons becomes an acquiring person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the acquiring person, which will thereafter be void, will thereafter have the right to receive upon exercise, instead of shares of Series A junior preferred stock, that number of shares of our common stock having a market value of two times the exercise price of a preferred share purchase right.

                 At any time after any person or group of affiliated or associated persons becomes an acquiring person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of our common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an acquiring person) for our common stock, in whole or in part, at an exchange ratio of one share of common stock per preferred share purchase right (subject to adjustment).

                 In the event that, at any time after any person or group of affiliated or associated persons has become an acquiring person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right.

                 Generally, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

                 At any time prior to any person or group of affiliated or associated persons becoming an acquiring person, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right, subject to adjustment. The redemption of preferred share purchase rights may be made effective at the time, on the basis and with the conditions that our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

                 The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an acquiring person from 20 percent to not less than 10 percent, except that from and after the time that any person becomes an acquiring person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

                 Until a preferred share purchase right is exercised, the holder thereof will have no rights as a shareholder of Conexant, including, without limitation, the right to vote or to receive dividends.

                 The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which is on file with the Securities and Exchange Commission, or the SEC.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

                 The following is a discussion of certain U.S. federal income tax considerations relating to the conversion of the notes and the subsequent ownership and disposition of the Conexant common stock into which the notes may be converted. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation (possibly with retroactive effect). We cannot assure you that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the conversion of the notes or the subsequent ownership and disposition of Conexant common stock.

                 This discussion does not deal with all aspects of U.S. federal income taxation that may be important to holders of the notes or Conexant common stock and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information purposes only, and does not purport to address all tax consequences that may be important to particular holders in light of their personal circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code), or to certain types of holders (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the notes or Conexant common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code) that may be subject to special rules. This discussion assumes that each holder holds the notes and any common stock received upon conversion of the notes as capital assets under section 1221 of the Internal Revenue Code.

                 For purposes of this discussion, a “U.S. holder” refers to any holder that is a U.S. person, and a “non-U.S. holder” refers to any holder that is not a U.S. person. The term “U.S. person” means:

•	a citizen or resident of the United States,

•	a corporation, partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in the United States or any state of the United States or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust subject to the primary supervision of a court in the United States and controlled by one or more U.S. persons.

                 WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF YOUR CONVERSION OF THE NOTES AND SUBSEQUENT OWNERSHIP AND DISPOSITION OF CONEXANT COMMON STOCK, AND THE EFFECT THAT YOUR PARTICULAR CIRCUMSTANCES MAY HAVE ON THESE TAX CONSEQUENCES.

U.S. Holders

                 The following discussion applies only to a U.S. holder upon conversion of the notes and the subsequent ownership and disposition of the Conexant common stock delivered upon conversion.

         Conversion of the Notes

                 Upon conversion of notes into Conexant common stock, you will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between (a) the fair market value of the Conexant common stock plus any cash received in lieu of fractional shares, and (b) your adjusted tax basis in the notes. Your adjusted tax basis in the notes will generally be equal to the purchase price for the notes, increased by any market discount and decreased by any amortizable bond premium previously taken into account in respect of the notes. The taxable gain or loss you recognize will be capital gain or loss, except that any such gain that is attributable to accrued interest not previously included in income will be taxable as ordinary income.

Your holding period for Conexant common stock received upon conversion of the notes will begin on the date of conversion. Your adjusted tax basis in the Conexant common stock will equal the fair market value of the Conexant common stock received upon conversion of the notes on the date of conversion.

         Dividends

                 Distributions, if any, made on Conexant common stock after a conversion generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the Conexant common stock and thereafter as capital gain.

         Sale of Common Stock

                 Upon the sale or exchange of Conexant common stock you generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash and the fair market value of any property received upon the sale or exchange and

•	your adjusted tax basis in the Conexant common stock.

                 Such capital gain or loss will be long-term capital gain or loss if your holding period in the Conexant common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of tax. Your basis and holding period in the Conexant common stock received upon conversion of a note are determined as discussed above under “ — Conversion of the Notes”. The deductibility of capital losses is subject to limitations.

Special Tax Rules Applicable to Non-U.S. Holders

                 The following discussion applies only to a non-U.S. holder of notes or Conexant common stock into which the notes may be converted.

                 In general, subject to the discussion below concerning backup withholding, you will not be subject to U.S. federal income tax on gains realized on the conversion of notes into Conexant common stock or the subsequent sale, exchange or other disposition of Conexant common stock unless:

•	you are an individual who is present in the United States for 183 days or more in the taxable year of conversion, sale, exchange or other disposition, and certain other conditions are met,

•	the gain is effectively connected with the conduct by you of a trade or business in the United States and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by you,

•	you are subject to Internal Revenue Code provisions applicable to certain U.S. expatriates, or

•	in the case of Conexant common stock, you hold more than 5% of such stock and we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period you held Conexant common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future.

                 Dividends on Conexant common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, unless an applicable tax treaty provides for the reduction or elimination of withholding tax.

U.S. Federal Estate Tax

                 Conexant common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

                 IF YOU ARE A NON-U.S. HOLDER, YOU SHOULD CONSULT WITH YOUR TAX ADVISORS REGARDING U.S. AND FOREIGN TAX CONSEQUENCES WITH RESPECT TO CONVERSION OF THE NOTES AND SUBSEQUENT OWNERSHIP AND DISPOSITION OF CONEXANT COMMON STOCK.

Backup Withholding And Information Reporting

         The following discussion applies to both U.S. holders and non-U.S. holders.

                 If you are a U.S. holder, backup withholding of U.S. federal income tax and information reporting may apply to you with respect to the proceeds from the disposition of Conexant common stock and payments made in respect of Conexant common stock if you are not an “exempt recipient” and you fail to provide certain identifying information (such as your taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Backup withholding and information reporting may also apply to non-U.S. holders that are not exempt recipients and that fail to provide information as may be required by U.S. law and applicable Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

                 THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF THE CONVERSION OF THE NOTES AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF CONEXANT COMMON STOCK APPLICABLE TO YOU. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE CONVERSION OF THE NOTES AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF CONEXANT COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

                 Shares of Conexant common stock may be delivered pursuant to this prospectus only upon conversion of the notes.

LEGAL MATTERS

                 The validity of the delivery of Conexant common stock upon conversion of the notes will be passed upon for us by Chadbourne & Parke LLP, New York, New York.

EXPERTS

                 The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Conexant Systems, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2003, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to a restatement to report the June 27, 2003 spin-off of the Mindspeed Technologies business as discontinued operations and a change in accounting method), and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                 The consolidated financial statements of GlobespanVirata, Inc. incorporated by reference in this prospectus from Conexant Systems, Inc.‘s Current Report on Form 8-K dated March 12, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                 The financial statements of the Wireless LAN Product Group of Intersil Corporation, acquired by GlobespanVirata, Inc. in August 2003, incorporated by reference in Conexant’s Current Report on Form 8-K, dated March 12, 2004 have been audited by Ernst & Young LLP, independent registered certified public accountants, as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOW TO OBTAIN MORE INFORMATION

                 In accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, we file reports, proxy and information statements and other information with the SEC. You may read and copy these reports, proxy and information statements and other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (www.sec.gov). Our Internet site is www.conexant.com.

                 You also may inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

                 In accordance with the Securities Act of 1933, as amended, or the Securities Act, we have filed with the SEC a registration statement on Form S-3 relating to the shares of common stock deliverable upon conversion of the notes. This prospectus does not contain all of the information included in the registration statement and its attached exhibits. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document we have filed as an exhibit, each statement being qualified in all respects by such reference. You may read and obtain copies of the registration statement and any amendments to it, including exhibits, as described above.

                 The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. The information incorporated by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities by this prospectus is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Our Current Report on Form 8-K dated November 3, 2003;

•	Our Current Report on Form 8-K dated November 4, 2003;

•	Our Current Report on Form 8-K dated March 12, 2004, as amended by our Current Report on Form 8-K/A dated May 26, 2004; and

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•	The description of our common stock contained in Item 11 of our Registration Statement on Form 10, as amended (File No. 000-24923), including any amendment or report filed that updates such description.

                 You can obtain any of the document incorporated by reference in this prospectus through us or from the SEC through the SEC’s Internet site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4000 MacArthur Boulevard, West Tower, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

FORWARD-LOOKING STATEMENTS

                 This prospectus, including information included or incorporated herein by reference (see “How to Obtain More Information”), contains statements relating to future results of Conexant (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. In addition to the risks discussed under “Risk Factors”, these risks and uncertainties include, but are not limited to:

•	the cyclical nature of the semiconductor industry and the markets addressed by our products and our customers' products;

•	demand for and market acceptance of new and existing products;

•	successful development of new products;

•	the timing of new product introductions;

•	the availability of manufacturing capacity;

•	pricing pressures and other competitive factors;

•	changes in product mix;

•	product obsolescence;

•	our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

•	the uncertainties of litigation; and

•	the risk that the businesses of Conexant and GlobespanVirata will not be integrated successfully.

                 These forward-looking statements are made only as of the date of this prospectus, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

_________________

                 Conexant and GlobespanVirata are trademarks of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

Conexant Systems, Inc.

5,839,520 Shares of Common Stock
Deliverable Upon Conversion of
5-1/4% Convertible Subordinated Notes due 2006
of GlobespanVirata, Inc.

Prospectus

                 You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

                 The following table sets forth the estimated costs and expenses payable by the registrant in connection with the offering of the securities being registered.

Amount
Commission registration fee	$ 3,034
*Printing	$ 1,000
*Accounting fees and expenses	$20,000
*Legal fees and expenses	$20,000
*Miscellaneous expenses	$ 966

*Total	$45,000

* Estimated

Item  15.   Liability and Indemnification of Directors and Officers.

                 The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. Our restated certificate of incorporation provides that our directors are not liable to Conexant or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Conexant or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

                 The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to certain limitations. Our by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item  16.   Index to Exhibits.

4.1	Indenture, dated as of May 11, 2001, between GlobespanVirata and The Bank of New York (successor to United States Trust Company of New York), as Trustee, including the form of 5-1/4% Convertible Subordinated Note due 2006 of GlobespanVirata attached as Exhibit A thereto, filed as Exhibit 4.1 to GlobespanVirata’s Current Report on Form 8-K dated May 15, 2001 (File No. 000-26401), is incorporated herein by reference

4.2	First Supplemental Indenture, dated as of February 27, 2004, between GlobespanVirata and The Bank of New York (successor to United States Trust Company of New York), as Trustee, filed as Exhibit 4.2 to Conexant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, is incorporated herein by reference

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4.3	Amended and Restated Certificate of Incorporation of Conexant, filed as Exhibit 3-a-1 to Conexant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003, is incorporated herein by reference

4.4	Amended By-Laws of Conexant, filed as Exhibit 3.b.1 to Conexant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, is incorporated herein by reference

4.5	Specimen certificate for Conexant's common stock, par value $.01 per share, filed as Exhibit 4.3 to Conexant's Registration Statement on Form 10 (File No. 000-24923), is incorporated herein by reference

4.6	Rights Agreement, dated as of November 30, 1998, by and between Conexant and Mellon Investor Services LLC, as rights agent, filed as Exhibit 4.4 to Conexant’s Registration Statement on Form S-8 (Registration No. 333-68755), is incorporated herein by reference

4.7	First Amendment to Rights Agreement, dated as of December 9, 1999, filed as Exhibit 4.1 to Conexant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, is incorporated herein by reference

5	Opinion of Chadbourne & Parke LLP, counsel to the registrant, regarding the legality of Conexant common stock into which the notes are convertible

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm

23.3	Consent of Ernst & Young LLP, independent registered certified public accountants

23.4	Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this registration statement

24	Powers of Attorney authorizing certain persons to sign this registration statement on behalf of certain directors and officers of Conexant, filed as Exhibit 24 to Conexant’s Registration Statement on Form S-8 (Registration No. 333-113395), are incorporated herein by reference

Item 17. Undertakings.

A.	The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  B.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

                 Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 28th day of May, 2004.

CONEXANT SYSTEMS, INC.
By	/s/ Dennis E. O'Reilly
(Dennis E. O'Reilly, Senior Vice President, Chief Legal Officer and Secretary)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 28th day of May, 2004 by the following persons in the capacities indicated:

Signature	Title
DWIGHT W. DECKER*	Chairman of the Board of Directors
ARMANDO GEDAY*	Chief Executive Officer (principal executive officer) and Director
DONALD R. BEALL*	Director
STEVEN J. BILODEAU*	Director
RALPH J. CICERONE*	Director
DIPANJAN DEB*	Director
F. CRAIG FARRILL*	Director
BALAKRISHNAN S. IYER*	Director
JOHN W. MARREN*	Director
D. SCOTT MERCER*	Director
JERRE L. STEAD*	Director
GIUSEPPE P. ZOCCO*	Director
J. SCOTT BLUOIN*	Senior Vice President and Chief Accounting Officer (principal accounting officer)
ROBERT MCMULLAN*	Senior Vice President and Chief Financial Officer (principal financial officer)
*By	/s/ Dennis E. O'Reilly
(Dennis E. O'Reilly, Attorney-in-fact)**

**  By authority of the powers of attorney filed as Exhibit 24 to this Registration Statement. II-4

EXHIBIT INDEX

Exhibit Number

5	Opinion of Chadbourne & Parke LLP, counsel to the registrant, regarding the legality of Conexant common stock into which the notes are convertible

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm

23.3	Consent of Ernst & Young LLP, independent registered certified public accountants

23.4	Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this registration statement